EXHIBIT 23(A)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of FPL Group, Inc. on Form S-8 of (1) our report dated February 24, 2005 relating to the consolidated financial statements of FPL Group, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to FPL Group, Inc.'s changes in 2003 in its methods of accounting for special-purpose entities and for asset retirement obligations and change in 2002 in its method of accounting for goodwill) and (2) our report dated February 24, 2005 relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of FPL Group, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Miami, Florida
December 19, 2005